

NYSE
AN ICE EXCHANGE

June 15, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of METALS ACQUISITION LIMITED, under the Exchange Act of 1934:

- Ordinary shares, par value $0.0001 per share

- Warrants to purchase oneordinary share, each at an exercise price of $11.50 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com